

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 18, 2006

<u>**via U.S. mail and facsimile**</u>

Brian P. Campbell
Chairman, President, Chief Executive Officer, and
  Chief Financial Officer
Kaydon Corporation
315 East Eisenhower Parkway, Suite 300
Ann Arbor, Michigan 48108

> **RE: Kaydon Corporation**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 2, 2006**
> **Forms 10-Q for the fiscal quarters ended April 1, 2006, July 1, 2006**
> **and September 30, 2006**
> **File No. 1-11333**

Dear Mr. Campbell:

    We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Critical Accounting Policies and Estimates, page 18

1. We note that for fiscal year 2005 you utilized a 10% discount rate for purposes of testing your reporting units' goodwill for impairment. We further note that you subsequently increased the discount rate to 11% for fiscal year 2006. Please tell us with a view toward future disclosure the following:
    - Your basis for using a 10% discount rate in 2005 and an 11% discount rate in 2006.
    - The factors that impacted your decision to increase the discount rate to 11% in 2006.
    - The impact of changing the discount rate to 11% on your testing of goodwill for impairment. If you had continued to use a 10% discount rate in 2006, would any of your reporting unit's carrying value exceed your estimated fair value?
    - The reporting units with estimated fair values that do not materially exceed the carrying value for fiscal years 2005 and 2006.
    Refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

2. In future filings, please revise your retirement benefits disclosure to state the impact of a plus or minus 1% change in the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, inflation rates, retirement rates, and mortality rates, as you have stated these are your significant assumptions used in estimating your retirement benefits. Refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

Note 12 Business Segment Information, page 44

3. We note from your Business section disclosure on page 1 that you offer numerous products; however, you have not included revenues from external customers for each of these products, nor have you stated it is impracticable to do so. In future filings, please include the disclosures required by paragraph 37 of SFAS 131, or tell us why you do not believe additional disclosure is required. Please refer to Section II.L.3. of the SEC Current Accounting and Disclosures Issues in the Division of Corporation Finance dated December 1, 2005 where we note that your assessment of similar products should not be overly broad.

Item 9A. Controls and Procedures, page 49

4. We note your statement that your chief executive officer and chief financial officer
    concluded that your disclosure controls and procedures "provide reasonable assurance
    that the material information required to be disclosed by the Company in the reports
    that it files or submits to the Securities and Exchange Commission under the
    Securities Exchange Act of 1934 is recorded, processed, summarized and reported
    within the time periods specified in the Commission's rules and forms." It does not
    appear that your certifying officers have reached a conclusion that your disclosure
    controls and procedures are effective. Please revise your disclosure in future filings
    to address your officers' conclusions regarding the effectiveness of your disclosure
    controls and procedures. Please confirm to us that as of December 31, 2005 and each
    subsequent period your disclosure controls and procedures are effective.

5. Further, we note that you included an incomplete definition of disclosure controls and
    procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm
    to us and revise in future filings your disclosure to clarify, if true, that your officers
    concluded that your disclosure controls and procedures are effective to ensure that
    information required to be disclosed by you in the reports that you file or submit
    under the Exchange Act is recorded, processed, summarized and reported, within the
    time periods specified in the Commission's rules and forms and to ensure that
    information required to be disclosed by an issuer in the reports that it files or submits
    under the Exchange Act is accumulated and communicated to your management,
    including its principal executive and principal financial officers, or persons
    performing similar functions, as appropriate to allow timely decisions regarding
    required disclosure. Otherwise, please simply conclude that your disclosure controls
    and procedures are effective or ineffective, whichever the case may be.

Form 10-Q for the Fiscal Quarter Ended July 1, 2006

Item 4. Controls and Procedures, page 27

6. We note your disclosure that "[e]xcept for the implementation of new enterprise
    resource planning (ERP) software at one location, no changes were made to the
    Company's internal control over financial reporting…" In future filings, please
    revise to state clearly, if correct, that there were changes in your internal control over
    financial reporting that occurred during this quarter that have materially affected, or
    are reasonably likely to materially affect, your internal control over financial
    reporting.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant